Filed by: abrdn Funds
Pursuant to Rule 425 under the Securities Acts of 1933, as amended
Subject Company: abrdn Funds
SEC File No. 811-22132 and 333-146680

[LOGO]

Aberdeen Mutual Fund to ETF conversion

PO Box 219026

Kansas City, MO 64121-9026

REGISTRATION LINE 1	August 6, 2025

REGISTRATION LINE 2

REGISTRATION LINE 3

STREET

CITY, ZIP-0000	REFERENCE # XXXXXX

ACTION REQUIRED

IMPORTANT INFORMATION REGARDING CHANGES TO YOUR

ABRDN FUNDS ACCOUNT

Dear [abrdn XXX Fund] Shareholder:

The Board of Trustees (the “Board”) of abrdn Funds (the “Trust”) approved the merger of [abrdn XXX Fund] (the “Fund”) into abrdn Emerging Markets Dividend Active ETF (the “ETF”) (the “Conversion”), which is scheduled to take place on or about October 17, 2025 (the “Conversion Date”).

You are receiving this letter because you were invested in the Fund as of July 23, 2025, and you own a retirement account (example IRA) or Coverdell (together with a retirement account, a “Qualified Account”) directly with the Fund and maintained by abrdn Inc. (“Directly Held Qualified Account”). An ETF cannot be held directly with the Fund.

Please pursue one of the following two options below if you would like your investment to remain with Aberdeen:

1.	Direct Transfer of Assets to a New Custodian - Since you own a Directly Held Qualified Account, you may transfer your Fund shares to a brokerage account that can accept shares of the ETF and be established as a Qualified Account in order to avoid any tax penalties prior to October 17, 2025. For more information, please contact a financial professional. If you have any questions about this process, please contact a Shareholder Services Associate at (833) 252-1680, Monday- Friday, 9am – 6pm EST.

See reverse

2.	Request an Exchange – You may exchange your Fund shares for shares of the same class of another fund of the Trust by contacting Aberdeen at (833) 252-1680.

If No Action Is Taken - If you do not provide these instructions, your account will be redeemed, and you will receive the proceeds from the account as valued on the Conversion Date. We encourage you to provide instructions for the exchange or redemption of Fund shares prior to the Conversion Date. You will be able to exchange or redeem up until October 16, 2025.

abrdn Funds values your business, and we strive to both meet your needs and to exceed your expectations as you conduct business with us. If you have any questions concerning the content of this letter, please contact a Shareholder Services Associate at (833) 252-1680, Monday- Friday, 9am – 6pm EST. A copy of the [abrdn XXX Fund] prospectus may also be obtained online at aberdeeninvestments.com/us/literature.

Sincerely,

abrdn Funds

In connection with the Conversion discussed herein, an information statement/prospectus that is included in a registration statement on Form N-14 was filed with the U.S. Securities and Exchange Commission (the “SEC”). The registration statement may be amended or withdrawn and the information statement/prospectus will not be distributed to shareholders unless and until the registration statement becomes effective. Investors are urged to read the materials and any other relevant documents because they contain important information about the Conversion. Free copies of the materials will be available on the SEC’s website at www.sec.gov. These materials also will be available at aberdeeninvestments.com/us/literature and a paper copy can be obtained at no charge by calling (866)-667-9231.

This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Aberdeen Mutual Fund to ETF conversion

PO Box 219026

Kansas City, MO 64121-9026

REGISTRATION LINE 1	August 6, 2025

REGISTRATION LINE 2

REGISTRATION LINE 3

STREET

CITY, ZIP-0000	REFERENCE # XXXXXX

ACTION REQUIRED

IMPORTANT INFORMATION REGARDING CHANGES

TO YOUR ABRDN FUNDS ACCOUNT

Dear [abrdn XXX Fund] Shareholder:

The Board of Trustees (the “Board”) of abrdn Funds (the “Trust”) approved the merger of [abrdn XXX Fund] (the “Fund”) into abrdn Emerging Markets Dividend Active ETF (the “ETF”) (the “Conversion”), which is scheduled to take place on or about October 17, 2025 (the “Conversion Date”).

You are receiving this letter because you were invested in the Fund as of July 23, 2025, and you held an account directly with the Fund (“Directly Held Account”). An ETF cannot be held directly with the Fund.

Please pursue one of the following two options below if you would like your investment to remain with Aberdeen:

1.	Direct Transfer of Assets to a New Custodian – As a direct shareholder, you may transfer your Fund shares to a brokerage account that can accept shares of the ETF and be established prior to October 17, 2025. For more information, please contact a financial professional. If you have any questions about this process, please contact a Shareholder Services Associate at (833) 252-1680, Monday- Friday, 9am – 6pm EST.

2.	Request an Exchange - You may exchange your Fund shares for shares of the same class of another fund of the Trust by contacting Aberdeen at (833) 252-1680.

If No Action Is Taken - If you do not provide these instructions, your account will be redeemed, and you will receive the proceeds from the account as valued on the Conversion Date. We encourage you to provide instructions for the exchange or redemption of Fund shares prior to the Conversion Date. You will be able to exchange or redeem up until October 16, 2025.

abrdn Funds values your business, and we strive to both meet your needs and to exceed your expectations as you conduct business with us. If you have any questions concerning the content of this letter, please contact a Shareholder Services Associate at (833) 252-1680, Monday- Friday, 9am – 6pm EST. A copy of the [abrdn XXX Fund] prospectus may also be obtained online at aberdeeninvestments.com/us/literature.

Sincerely,

abrdn Funds

In connection with the Conversion discussed herein, an information statement/prospectus that is included in a registration statement on Form N-14 was filed with the U.S. Securities and Exchange Commission (the “SEC”). The registration statement may be amended or withdrawn and the information statement/prospectus will not be distributed to shareholders unless and until the registration statement becomes effective. Investors are urged to read the materials and any other relevant documents because they contain important information about the Conversion. Free copies of the materials will be available on the SEC’s website at www.sec.gov. These materials also will be available at aberdeeninvestments.com/us/literature and a paper copy can be obtained at no charge by calling (866) 667-9231.

This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.